UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
March 17, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations

Munich, March 17, 2008
Ad-hoc Announcement according to § 15 WpHG (Securities Trading Act)
Siemens corrects earnings forecast for the current fiscal year
As previously announced, Siemens AG has launched an extensive review of major projects in the current quarter, focusing particularly in the Divisions Fossil Power Generation of the Energy Sector, the Mobility Division in the Industry Sector, and Siemens IT Solutions and Services.
The results of the review so far indicate a substantial impact on earnings in the current fiscal year. Nevertheless going forward, the path to profitable growth has been charted. The commitment to the targets for 2010 is confirmed. Definite progress toward these targets is expected in 2009.
Siemens expects the negative impact on earnings to amount to approximately €900 million in the current quarter. The expectation is that this amount represents the largest piece of any additional financial burdens for 2008.
In the Fossil Power Generation Division, the large number of turnkey projects that have accumulated since 2004 has had an adverse effect. New exposure can be attributed to structural challenges in the supplier markets and to delays recruiting experienced project engineers.
New exposure in the Mobility Division resulted from delays in the awarding of major projects as well as from the ongoing product rehabilitation programs in the Combino business.

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At Siemens IT Solutions and Services, new risks arose in UK projects, including among others a customer’s cancellation of a major order.
The conference call for the press is starting on Monday at 8.00 a.m. CET, the analyst call at 9.00 a.m. CET. Both can be followed live on the internet, the press conference call under www.siemens.com/conferencecall and the analyst conference call under www.siemens.com/ir.
Disclaimer
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigations we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
EBITDA (adjusted), Return on capital employed, Free cash flow, Cash conversion and Net debt are Non-GAAP financial measures. A reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir, Financial Publications, Quarterly Reports. “Group profit from operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” in the table “Segment Information.”

Siemens AG CF IR Investor Relations D-80312 Munich	Michael Sen Wittelsbacherplatz 2 D-80333 Munich Phone: +49-89 636 32474; Fax: -32830 E-Mail: investorrelations@siemens.com

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: March 17, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Stephan Heimbach
	Name:	Dr. Stephan Heimbach
	Title:	Corporate Vice President Corporate Communication and Government Affairs